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03002362

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48561

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VEBER PARTNERS, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th St
(No. and Street)

Portland, OR 97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gayle L. Veber (503) 229-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREDERICK K. ERICKSON, CPA
(Name — *if individual, state last, first, middle name*)

P.O. BOX 395 TROUTDALE OR 97060
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GAYLE L VEBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VEBER PARTNERS, L.L.C., as of December 31, 2002, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
DORIS E STUBBS
NOTARY PUBLIC - OREGON
COMMISSION NO. 330155
MY COMMISSION EXPIRES DECEMBER 26, 2003

Gayle L. Veber
Signature

Managing Member
Title

Doris E. Stubbs
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VEBER PARTNERS, L.L.C.

ANNUAL REPORT

AS OF DECEMBER 31, 2002

VEBER PARTNERS L.L.C.

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2002

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT

To the Members
Veber Partners, L.L.C.

I have audited the accompanying statements of financial condition of Veber Partners, L.L.C. (an Oregon Limited Liability Company) as of December 31, 2002 and 2001 and the related statements of operations, comprehensive income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, L.L.C. as of December 31, 2002 and 2001 and the result of its operations, its comprehensive income and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Frederick K. Erickson

Gresham, Oregon

January 27, 2003

VEBER PARTNERS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 and 2001

A S S E T S

	2002	2001
CURRENT ASSETS:		
Cash	$ 17,113	$ 18,994
Client receivables	15,204	5,307
Marketable securities (Note 5)	940	3,108
Prepaid expenses	7,627	-
Total current assets	40,884	27,409
FURNITURE AND EQUIPMENT	63,420	125,311
Less-Accumulated depreciation	(41,719)	(89,232)
Net furniture and equipment	21,701	36,079
MEMBER NOTE RECEIVABLE	72,029	-
Total assets	$134,614	$ 63,488

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Accounts payable	$ 17,810	$ 8,378
Accrued liabilities-		
Payroll and related taxes	69	1,118
Vacation pay	1,321	3,079
Total current liabilities	19,200	12,575
COMMITMENTS (Note 4)		
MEMBERS' EQUITY:		
Members' equity	131,430	65,879
Accumulated comprehensive loss	(16,016)	(14,966)
Total equity	115,414	50,913
Total liabilities and equity	$134,614	$63,488

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
REVENUES:		
Success fees	$436,000	$380,700
Financial consulting and retainer fees	353,748	324,226
Total revenue	789,748	704,926
OPERATING EXPENSES:		
Employee compensation and benefits	255,899	249,302
Payroll taxes	21,988	21,514
Member compensation and benefits	188,224	2,441
Advertising and promotion	6,782	4,681
Business information services	1,507	3,424
Professional and consulting fees	43,131	59,232
Rent	108,009	60,823
General and administrative expense	130,702	135,164
Depreciation	12,886	19,087
Total operating expenses	769,128	555,668
Operating income	20,620	149,258
OTHER INCOME (EXPENSE):		
Interest income	-	84
Interest expense	(101)	(865)
Loss on disposition of equipment	(4,432)	-
Net income	$ 16,087	$148,477

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET INCOME	$16,087	$148,477
OTHER COMPREHENSIVE INCOME:		
Unrealized holding losses arising during the year	(1,050)	(876)
Other comprehensive (loss)	(1,050)	(876)
Comprehensive income (loss)	$15,037	$147,601

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	Members' Equity	Comprehensive Income
BALANCE, December 31, 2000	$ 71,793	$(14,090)
Cash contributions from members	183,090	-
Cash draws paid to members	(337,481)	-
Net income for 2001	148,477	-
Other comprehensive (loss)	-	(876)
BALANCE, December 31, 2001	65,879	(14,966)
Cash contributions from members	49,464	-
Net income for 2002	16,087	-
Other comprehensive (loss)	-	(1,050)
BALANCE, December 31, 2002	$131,430	$(16,016)

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
CASH PROVIDED (USED):		
Operations-		
Net income	$16,087	$148,477
Expenses in net income not using cash-		
Depreciation	12,888	19,087
Loss on disposition of assets	4,430	-
Changes in assets and liabilities affecting operations-		
Decrease in restricted cash	-	50,000
(Increase) in receivables	(9,897)	(3,606)
(Increase) in prepaid expenses	(7,627)	-
Increase in payables	9,501	4,850
Increase (decrease) in accruals	(1,758)	162
(Decrease) in customer deposits	-	(50,000)
Cash provided in operations	23,624	168,970
Investing-		
Purchase of equipment	(2,941)	(15,572)
Purchase of securities	-	(1)
Disposition of securities	1	-
Loan to member	(72,029)	-
Cash from (used) by investing	(74,969)	(15,573)
Financing-		
Cash contributed by members	49,464	183,090
Cash draws paid to members	-	(337,481)
Cash (used) by financing	49,464	(154,391)
Decrease in cash	(1,881)	(994)
CASH, Beginning of year	18,994	19,988
CASH, End of year	$17,113	$ 18,994

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, L.L.C. (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the National Association of Securities Dealers (NASD). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred.

Revenue Recognition

The Company has three principal sources of revenues; financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients.

Marketable Securities

Marketable securities are carried at fair value which is based on published market prices as of December 31 of each year. The Company considers its marketable securities to be available for sale. As such, gains or losses from changes in fair value are included in other comprehensive income. The specific identification method is used to determine realized gains and losses.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment	7 years
Office furniture	7 years
Software	3 years
Leasehold improvements	15 years

Depreciation expense was $12,886 and $19,087 in 2002 and 2001, respectively.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax and $101 and $865 of interest in 2002 and 2001, respectively.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2002, the five largest clients accounted for 78% of revenue and the largest client accounted for 39% of total revenue. In 2001, the five largest clients accounted for 82% of revenue and the largest client accounted for 33% of revenue. Given the nature of the Company's business, revenues in 2002 are likely to be generated by different customers than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2002 and 2001 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices and certain equipment under leases extending through 2006. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent is $9,000 per month. Total rent expense was $108,009 and $60,823 in 2002 and 2001, respectively of which $108,009 and $11,250 was paid to Pearl Properties, LLC. The equipment lease is with a third party.

The lease calls for payments as follows:

Year Ending	Office	Equipment
2003	$108,000	$ 3,948
2004	108,000	3,948
2005	108,000	3,948
2006	108,000	1,660
Thereafter	-	-
	$432,000	$13,504

5. MARKETABLE SECURITIES:

Marketable securities includes the following:

	2002	2001
Image X.com common stock		
Shares owned	4,250	4,250
Cost per share	$4.00	$4.00
Market value per share	$ .22	$.73
Gross cost basis	$17,000	$17,000
Gross market value	$ 935	$ 3,102
Unrealized loss	($16,065)	($13,898)

Closely held investments include common stock or warrants to purchase common stock in Cascade Microtech Corporation, Instructional Technologies, Inc., Snapnames, Inc, Routeware Inc, and Wire X. These investments are carried at an assigned cost of $5 and are included in the statement of financial condition with marketable securities.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the company was not in compliance with these requirements. Subsequent to December 31, 2002 the Company has corrected this deficiency. Members have invested an additional $8,000 into the Company. The Company had net capital of $(1,292) and $9,055 and its ratio of aggregate indebtedness to net capital was (14.86) to 1 and 1.39 to 1, in 2002 and 2001, respectively.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Veber Partners, L.L.C.

I have audited the accompanying financial statements of Veber Partners, L.L.C. as of and for the year ended December 31, 2002 and have issued my report thereon dated January 27, 2003. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frederick K. Erickson

Gresham, Oregon

January 27, 2003

SCHEDULE I

VEBER PARTNERS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

NET CAPITAL:	
Total members' equity at December 31, 2002	$115,414
Deductions of non-allowable assets -	
Client receivables	15,204
Haircut on marketable securities	140
Furniture and equipment, net of accumulated depreciation	21,701
Prepaid expenses	7,627
Other deductions	5
Note receivable from member	72,029
Total deductions	116,706
Total net capital	(1,292)
Minimum net capital required	5,000
Excess of minimum required net capital over net capital on hand	(6,292)
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable	17,810
Other accrued liabilities	1,390
Total aggregate indebtedness	19,200
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	(14.86) to 1
RECONCILIATION WITH COMPANY'S COMPUTATION: (Included in Part IIA Form X-17A-5 as of December 31, 2002)	
Net capital as reported in Company's Part IIA (unaudited)	($1,292)
Audit adjustments affecting net capital	-0-
Net capital per above	($1,292)

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Veber Partners, L.L.C.

In planning and performing my audit of the financial statements and supplemental schedule of Veber Partners, L.L.C. (the Company) for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. I noted the following matter involving the control activities and its operation that I consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Veber Partners, LLC and for the year ended December 31, 2002, and this report does not affect my report thereon dated January 27, 2003.

> On two occasions during 2002, Veber Partners, LLC was not in compliance with net capital requirements set forth in SEC rule 15c3-1. The deficiencies were subsequently corrected.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except as noted in the

paragraph above, based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frederick K. Erickson

Gresham, Oregon

January 27, 2003